Exhibit 99.3

AMERICAS SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016
DATED MARCH 30, 2017

Americas Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Forward-Looking Statements	1
Cautionary Note to Investors in United States Regarding Resources and Reserves	1
Management’s Discussion and Analysis	2
Overview	3
Recent Developments and Operational Discussion	4
Results of Operations	10
Selected Annual Financial Information	13
Summary of Quarterly Results	14
Liquidity	14
Capital Resources	17
Off-Balance Sheet Arrangements	17
Transactions with Related Parties	17
Risk Factors	17
Significant Accounting Policies and Estimates	29
Financial Instruments	31
Capital Structure	32
Controls and Procedures	32
Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce	32

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Forward-Looking Statements

Statements contained or incorporated by reference in this MD&A that are not current or historical factual statements may constitute forward-looking information or forward-looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, completion of the San Rafael Project, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending litigation, negotiations or regulatory investigations are or involve forward-looking statements. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This MD&A and its appendices, including those set out under “Risk Factors” in this MD&A and any documents incorporated herein by reference, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A and its appendices including any documents incorporated herein by reference describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this MD&A and its appendices, including the documents incorporated herein by reference, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian securities laws. The Company has made a number of assumptions in making forward-looking statements in this MD&A and its appendices including any documents incorporated herein by reference.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward‑looking statements.

Cautionary Note to Investors in the United States Regarding Resources and Reserves

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Information concerning the mineral properties of the Company has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of U.S. securities laws applicable to U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities Exchange Commission (the “SEC”). Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide definition of “Reserve”. In accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this MD&A are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by the NI 43-101, the SEC does not recognize them. Shareholders who are U.S. persons are cautioned that, except for that portion of the mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence as to whether they can be economically or legally mined. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, shareholders who are U.S. persons are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, shareholders who are U.S. persons are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded to mineral reserves.

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Silver Corporation (“Americas Silver” or the “Company”) constitutes management’s review of the Company’s financial and operating performance for the year ended December 31, 2016, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated March 30, 2017 and should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the years ended December 31, 2016 and 2015. The audited consolidated financial statements for the years ended December 31, 2016 and 2015 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company including the Company’s most recent Annual Information Form are available on SEDAR at www.sedar.com and on the Company’s website at www.americassilvercorp.com.

In this report, the management of the Company presents operating highlights for the year ended December 31, 2016 compared to the year ended December 31, 2015 as well as comments on plans for the future. Throughout this MD&A, references to silver equivalent ounces produced are based on metal prices of $14.50 per ounce silver, $0.75 per pound zinc, $0.80 per pound lead, and $2.00 per pound copper for fiscal 2016, and $17.00 per ounce silver, $0.95 per pound zinc, $0.90 per pound lead, and $2.90 per pound copper for fiscal 2015, except as otherwise noted. Variance in prices used between fiscal years for the equivalency calculation is intended to maintain consistency with prior year disclosure.

On December 21, 2016, the Company filed articles of amendment to complete an approved share consolidation of the Company’s issued and outstanding common shares on the basis of twelve pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, deferred share units, and restricted share units. All information relating to issued and outstanding common shares, options, warrants, deferred share units, restricted share units, and related per share amounts in this MD&A have been adjusted retrospectively to reflect the share consolidation.

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This discussion contains statements about the Company’s future financial condition, results of operations and business. See page 1 of this report for more information on forward-looking statements.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

The Company was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas.

Overview

The Company has operations in two of the world's leading silver areas: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

In Sinaloa, Mexico, the Company operates the 100%-owned producing Nuestra Señora silver-zinc-copper-lead mine located in the Cosalá District. The Company declared commercial production in January 2009 following development of the Nuestra Señora mine and commissioning of the Los Braceros processing facility. The Cosalá area land holdings also host several other known deposits and prospects including the San Rafael zinc-lead-silver project (“San Rafael”), and the El Cajón silver-copper deposit (“El Cajón Project”). These properties are located in close proximity to the Los Braceros processing plant. The Company is a significant concession holder in the Cosalá District, with holdings of over 21,000 hectares (“ha”), containing numerous mineral concessions including previously producing mines.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex acquired through the business combination with U.S. Silver. The Galena Complex’s primary assets are the operating Galena Mine, the Coeur Mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of northern Idaho. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a modern production history of more than sixty years. The Coeur Mine has been put on care and maintenance pending an improvement in the silver price. The Company is currently exploring high-grade areas of the Caladay development project.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company’s current strategy is focused on extending the mine life of its current assets profitably and on developing San Rafael. Exploration will continue on prospective targets with an emphasis on the Cosalá District and silver-lead areas at the Galena Complex.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally.  The head office of the Company is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol “USA” and, effective January 19, 2017, listed on the New York Stock Exchange MKT under the symbol “USAS”.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Recent Developments and Operational Discussion

Fiscal 2016 Highlights

•
Production of 4.7 million consolidated silver equivalent ounces and 2.4 million silver ounces at cost of sales of $9.86/oz. equivalent silver, by-product cash cost of $10.00/oz. silver, and all-in sustaining cost of $12.71/oz. silver during fiscal 2016.

•	Substantial increase of operating cash flow generated at $5.4 million in fiscal 2016 compared to ($5.6 million) of operating cash flow used in fiscal 2015.
•
The Company’s next generation low-cost mine, San Rafael, was approved for construction by the Board in Q3 2016 after the release of the Pre-feasibility Study in Q1 2016 and is proceeding on budget for commercial production by the end of Q3 2017.

•	Completion of the private placement for gross proceeds of C$31.6 million in Q2/Q3 2016 materially improving the Company’s liquidity position.
•	Debt repayment of $2 million to lenders in second half of 2016 reducing the Company’s leverage.
•	Approved an exploration budget of $2 million for 2017 aimed at testing the Company’s highly-prospective land package at the Cosalá Operations.
•	Progressed the Company’s listing on the New York Stock Exchange MKT to completion in January 2017 increasing the Company’s share liquidity and future access to capital.

Consolidated Operations

Fiscal 2016 was a stronger year for the Company and the precious metals industry in general as the industry saw a recovery from multi-year lows in metal prices. The spot silver price recovered from a low of $13.58 per ounce in January 2016 to a high of $20.71 per ounce in August 2016, a 53% increase, before retreating to $16.24 per ounce by the end of 2016. Additionally, the market prices for the Company’s lead and zinc by-product metals significantly increased from considerable lows during first quarter of 2016. The zinc price rose to $1.32 per pound during the fourth quarter after starting the year at $0.73 per pound while the lead price increased to $1.12 per pound during the fourth quarter after starting the year at $0.82 per pound. As a result of strong operational performance and the metal price increases boosting margins, the Company’s liquidity position improved substantially, generating operating cash flow of $5.4 million and reducing the net loss by $14.2 million during the year.

During fiscal 2016, the Company produced 4.7 million consolidated silver equivalent ounces and 2.4 million silver ounces compared to production of 4.9 million consolidated silver equivalent ounces and 2.7 million silver ounces during fiscal 2015, a 4% and 10% decrease, respectively. However, the Company was able to significantly reduce its production costs; cost of sales of $9.86/oz. equivalent silver, by-product cash cost of $10.00/oz. silver, and all-in sustaining cost of $12.71/oz. silver. This is a significant improvement over fiscal 2015 when it produced cost of sales of $10.80/oz. equivalent silver, by-product cash cost of $12.75/oz. silver, and all-in sustaining cost of $17.16/oz. silver, a 9%, 22%, and 26% improvement, respectively.

The Company made significant progress this year advancing its next generation, low-cost mine, San Rafael, towards commercial production. San Rafael is a fully permitted, brownfield development that will utilize certain existing infrastructure at the Cosalá Operations. As previously announced, San Rafael is expected to deliver average annual production of 1.0 million ounces of silver, 50 million pounds of zinc, and 20 million pounds of lead over a six-year initial mine life at negative all-in sustaining costs based on current reserves and metal prices. San Rafael is expected to have an IRR +100% and generate free cash flow of approximately $30 million annually at current spot prices (based on the Pre-feasibility Study adjusted for $17.50 per ounce silver, $1.25 per pound zinc, $1.00 per pound lead, and 19.5:1 for MXP:USD exchange rate.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Initial capital requirements were reduced from approximately $22 million in the Pre-feasibility Study to $18 million through improvements in mine design, improved foreign exchange rates, and refurbishing existing equipment from Nuestra Señora, as previously noted. Though the Company had the necessary cash on hand to build San Rafael, a low interest rate $15 million concentrate pre-payment facility was entered in January 2017 and drawn in full late March 2017 with Metagri S.A de C.V., a subsidiary of Glencore PLC (“Glencore”), to fund a portion of the development costs for San Rafael in an effort to maintain corporate flexibility and further optimize San Rafael.

The Company commenced construction in October 2016 after Board approval in September 2016. Long-lead items have been ordered, primary ramp development is advancing, the electrical substation has been energized, water storage facilities have been constructed, and San Rafael received delivery of new mobile equipment, including a new scoop and bolter. Refurbishment of other equipment transferred from the Nuestra Señora mine is largely completed.

San Rafael is expected to reach commercial production by the end of Q3 2017.  Ramp development has been slowed by difficult ground conditions at the boundary between the overlying volcanic rock and the limestone beneath.  Development should be through this area in early Q2 2017. However, improvements have been found in other areas of the mine design and the Company expects to begin stockpiling ore in late June.  Construction of the mill modifications is scheduled to be complete by early August.

The Nuestra Señora mine began to slow as preparations were made for the cessation of mining in the early Q2 2016 as production transitions to other ore sources. Activities have commenced at the previously idle El Cajón mine to bring it into limited production in Q2 2017.  El Cajón will become the sole source of mill feed from the cessation of mining at Nuestra Señora until San Rafael production commences. Dewatering of El Cajón has reached the targeted elevation, development has largely been completed and initial ore processing has started. The location of the targeted material is not affected by the ongoing boundary issue.

An exploration budget of $2 million has been approved for the Cosalá Operations focusing on infill drilling the San Rafael Zone 120 to upgrade the existing resource and exploring the San Rafael/El Cajón corridor to expand mineralization to the southeast. A drill program at the Zone 120 is targeting 2.5 million tonnes of ore which would extend the life of San Rafael by 4 to 5 years. This program is the first exploration drilling at the Cosalá Operations in over 4 years.

For 2016, the Galena Complex had a solid year performing at management’s expectations with increased production and improved cash costs and all-in sustaining costs. The Company continues to expect the mine to provide consistent, predictable performance for 2017. Maintenance and improvements to the mill and shafts will occur in Q1 2017 affecting production and costs but is expected to be caught up over the remainder of 2017. As a result of decisions and actions taken more than a year ago, producing areas were balanced across several levels of the mine. Given the recently improved economic outlook for the asset, and continued drilling and capital development, further areas for improvement have been identified including near-term development opportunities on both the 3200 and 4900 levels of the mine. These projects promise to add further operational flexibility and consistency in the future.

The liquidity position was boosted by the closing of two private placements in June 2016 for total gross proceeds of approximately C$31.6 million ($24.7 million). As a result of its enhanced liquidity position, the Company made an early principal repayment of approximately $0.7 million towards its outstanding November 2015 debt facility in September 2016, and made an additional early principal repayment on its February 2016 debt facility of approximately $1.3 million in October 2016, for total repayments of $2.0 million.

On December 21, 2016, the Company filed articles of amendment to complete an approved share consolidation of the Company’s issued and outstanding common shares on the basis of twelve pre-consolidated common shares for one post-consolidated common share. The share consolidation was completed solely to meet the NYSE “MKT” listing requirement. The listing was successfully completed in January 2017.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

The Company will update the Cosalá and Galena resource and reserve estimates later in the year with an effective date of June 30, 2017 to better support its annual budgeting and life-of-mine modelling.

Consolidated Results

	Fiscal Year Ended December 31,
	2016	2015
Revenues ($ M)	$58.9	$53.5
Silver Produced (oz)	2,389,808	2,652,026
Zinc Produced (lbs)	10,488,773	11,647,962
Lead Produced (lbs)	29,067,673	22,905,826
Copper Produced (lbs)	1,058,250	2,054,896
Total Silver Equivalent Produced (oz)[1]	4,682,030	4,866,145
Cost of Sales/Ag Eq Oz Produced ($/oz)	$9.86	$10.80
Cash Cost/Ag Oz Produced ($/oz)[2]	$10.00	$12.75
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$12.71	$17.16
Net Income (Loss) ($ M)	$(5.2)	$(19.4)
Comprehensive Income (Loss) ($ M)	$(4.7)	$(23.7)

[1]
Throughout this MD&A, references to silver equivalent ounces produced are based on prices of $14.50 per ounce silver, $0.75 per pound zinc, $0.80 per pound lead, and $2.00 per pound copper for fiscal 2016, and $17 per ounce silver, $0.95 per pound zinc, $0.90 per pound lead, and $2.90 per pound copper for fiscal 2015.

[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

During 2016, the Company produced 4,682,030 silver equivalent ounces, including 2,389,808 ounces of silver, at cost of sales of $9.86/oz. equivalent silver, by-product cash cost of $10.00/oz. silver, and all-in sustaining cost of $12.71/oz. silver. These results compare to 4,866,145 silver equivalent ounces, including 2,652,026 ounces of silver, at cost of sales of $10.80/oz. equivalent silver, by-product cash cost of $12.75/oz. silver, and all-in sustaining cost of $17.16/oz. silver during 2015, a 4%, 10%, 9%, 22%, and 26% decrease in production of silver equivalent ounces, production of silver ounces, cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively.

Lead production during the year increased by 25% or 6.2 million lbs. when compared to fiscal 2015, primarily due to an increase of 7.4 million lbs. of lead or 43% at the Galena Complex. The increase in lead at Galena is a result of management’s decision in prior years to transition the mine from a predominantly silver-copper mine to a silver-lead mine in order to target the highest value of ore, regardless of silver content, that could be mined on a consistent basis.

The Company recorded a net loss of $5.2 million for the year ended 2016 compared to net loss of $19.4 million for the year ended 2015. However, the second half of 2016 saw the Company generate $5.7 million of operating cash flow. The improvement in net loss for the year was primarily attributable to higher net revenue on concentrate sales, lower cost of sales, lower depletion and amortization, lower care, maintenance and restructuring costs, lower corporate general and administrative expenses, and lower impairment of property, plant and equipment, partially offset by higher interest and financing expense, and lower income tax recovery. These variances are further discussed in the following sections.

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders for a principal amount of $2.9 million for a term of one year, at an interest rate of 10% per annum, payable on a quarterly basis in cash or shares at the option of the lenders. In connection with the closing of the credit agreement, the Company issued 2,500,000 warrants divided between the lenders where each warrant is exercisable for one common share at an exercise price of C$1.20 for a period of three years, and adjusted the exercise price of 2,026,758 existing warrants already held by the lenders to C$1.20 with all other terms remaining unchanged.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

On June 9, 2016 and June 14, 2016, the Company completed private placements of 5,555,555 units and 3,210,416 subscription receipts, respectively, at a price of C$3.60 per unit and per subscription receipt for aggregate gross proceeds of approximately C$31.6 million ($24.7 million). On July 20, 2016, the Company received the necessary approvals and completed the exchange of 3,210,416 subscription receipts for units. Each unit from the private placements consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of C$4.68 for a period of five years.

As previously noted, the Company repaid $0.7 million and $1.3 million in principal portions of outstanding credit facilities on September 26, 2016 and October 3, 2016, respectively. Subsequent to the year-end, an additional $1.6 million of the outstanding credit facilities was repaid on maturity in February 2017 and an early principal repayment of approximately $5.6 million of outstanding credit facilities due December 2017 was repaid in full in late March 2017.

In January of 2017, the Company entered into a low interest rate $15 million concentrate pre-payment facility with Glencore to fund a portion of the development costs for San Rafael. Under the terms of the pre-payment facility, Glencore will provide the Company with a four-year facility of up to $15 million to be used for the development of San Rafael and commercial production of its concentrates. The facility is secured by a promissory note in the amount of up to $15 million issued by the Company, guarantee in favour of Glencore, and limited asset level security on San Rafael. The pre-payment facility was drawn in full late March 2017. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from San Rafael. Glencore will pay for the concentrates at prevailing market prices for silver, lead and zinc, less customary treatment, refining and penalty charges.

In March of 2017, the Company entered into an option acquisition agreement with Santacruz Silver Mining Ltd. (“Santacruz”) to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option of $5 million plus initial option payment of $2 million was paid with cash on hand by the Company in March while the final option payment of $8 million is payable to Hochschild on or before December 15, 2017. Upon completion of the final payment option, the Company will have acquired 100% of the San Felipe property, a silver-zinc-lead development project in a safe and mining-friendly jurisdiction free of any underlying net smelter return royalties.

Cosalá Operations

During 2016, the cost structure of the Cosalá Operations benefited from productivity improvements, implementation of systematic cost controls, and a reduction in the workforce, though production was impacted by the previously announced ground movement at Nuestra Señora in the second quarter.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

	Fiscal Year Ended December 31,
	2016	2015
Tonnes Milled	500,509	506,148
Silver Grade (g/t)	78	86
Zinc Grade (%)	1.35	1.36
Lead Grade (%)	0.57	0.61
Copper Grade (%)	0.20	0.26
Silver Recovery (%)	79.9	83.4
Zinc Recovery (%)	70.9	79.6
Lead Recovery (%)	66.4	80.7
Copper Recovery (%)	47.2	60.6
Silver Produced (oz)	1,006,119	1,162,290
Zinc Produced (lbs)	10,488,773	11,647,962
Lead Produced (lbs)	4,188,539	5,469,155
Copper Produced (lbs)	1,058,250	1,750,143
Total Silver Equivalent Produced (oz)	1,925,699	2,401,303
Silver Sold (oz)	956,939	1,159,112
Zinc Sold (lbs)	10,258,081	11,267,595
Lead Sold (lbs)	4,251,898	5,602,810
Copper Sold (lbs)	1,017,940	1,731,286
Realized Silver Price ($/oz)	$17.07	$15.61
Realized Zinc Price ($/lb)	$0.96	$0.87
Realized Lead Price ($/lb)	$0.86	$0.80
Realized Copper Price ($/lb)	$2.22	$2.54
Cost of Sales/Ag Eq Oz Produced ($/oz)	$9.18	$9.25
Cash Cost/Ag Oz Produced ($/oz)[1]	$7.79	$10.80
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$9.31	$14.89

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

The Cosalá Operations processed 500,500 tonnes of ore at an average grade of 78 g/t of silver to produce 1,006,119 ounces of silver at cost of sales of $9.18/oz. equivalent silver, by-product cash cost of $7.79/oz. silver, and all-in sustaining cost of $9.31/oz. silver during 2016. These results compare to 506,148 tonnes of ore at an average grade of 86 g/t of silver to produce 1,162,290 ounces of silver at cost of sales of $9.25/oz. equivalent silver, by-product cash cost of $10.80/oz. silver, and all-in sustaining cost of $14.89/oz. silver during 2015, a 1%, 13%, 1%, 28%, and 37% decrease in tonnes of ore milled, ounces of silver produced, cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Silver recovery to concentrate was 79.9% in 2016 (2015 – 83.4%) at the Company processed oxidized historical stockpiles and mined satellite deposits on the Company’s property in Q2 2016 as a result of the previously reported ground movement during that quarter.

Both the cost of sales per silver equivalent ounce and by-product cash cost per silver ounce were lower in 2016 compared to 2015, primarily due the 2016 restructuring at Cosalá resulting in lower direct labour, material and indirect expenses, implemented in response to the unfavourable economic condition of the precious metal industry at that time. The all-in sustaining cost of $9.31/oz. silver for 2016 was lower than the all-in sustaining cost of $14.89/oz. silver for 2015 due to the restructuring as well as capital and exploration spending reductions.

Realized silver price of $17.07/oz. for 2016 (2015 – $15.61/oz.) is comparable to the average London silver spot price of $17.14/oz. for 2016 (2015 – $15.68/oz.). The realized silver price increased by 9% from 2015 to 2016 as silver prices began to improve late in the first half of 2016. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Galena Complex

Since early 2013, the current Americas Silver management has significantly transformed operations at the Galena Complex in response to the decline in precious metals prices. The goal of the transformation was to maintain positive cash flow from operations in a low metals price environment. The foundation for this transformation was accomplished by mining wider, higher grade silver equivalent ore with a smaller workforce. Mine management has been focused on the identification, development and production of sustainable, multi-year, lower cost production by mining the highest value per tonne of ore for the lowest possible operating cost.

	Fiscal Year Ended December 31,
	2016	2015
Tonnes Milled	171,107	151,469
Silver Grade (g/t)	266	324
Lead Grade (%)[1]	7.29	6.89
Copper Grade (%)[1]	-	0.58
Silver Recovery (%)	94.4	94.5
Lead Recovery (%)	90.5	90.5
Copper Recovery (%)	-	96.7
Silver Produced (oz)	1,383,689	1,489,736
Lead Produced (lbs)	24,879,134	17,436,671
Copper Produced (lbs)	-	304,753
Total Silver Equivalent Produced (oz)	2,756,331	2,464,841
Silver Sold (oz)	1,384,380	1,523,287
Lead Sold (lbs)	24,976,822	17,250,666
Copper Sold (lbs)	-	323,722
Realized Silver Price ($/oz)	$17.21	$15.60
Realized Lead Price ($/lb)	$0.86	$0.80
Realized Copper Price ($/lb)	-	$2.57
Cost of Sales/Ag Eq Oz Produced ($/oz)	$10.33	$12.32
Cash Cost/Ag Oz Produced ($/oz)[2]	$11.60	$14.27
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$15.18	$18.92

[1]	Lead and copper grades only refer to grades in silver-lead and silver-copper ores, respectively.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

The Galena Complex processed 171,107 tonnes of ore at an average grade of 266 g/t of silver to produce 1,383,689 ounces of silver at cost of sales of $10.33/oz. equivalent silver, by-product cash cost of $11.60/oz. silver, and all-in sustaining cost of $15.18/oz. silver during 2016, compared to 151,469 tonnes of ore at an average grade of 324 g/t of silver to produce 1,489,736 ounces of silver at cost of sales of $12.32/oz. equivalent silver, by-product cash cost of $14.27/oz. silver, and all-in sustaining cost of $18.92/oz. silver during 2015, a 13% increase in tonnes of ore milled, and a 7%, 16%, 19%, and 20% decrease in ounces of silver produced, cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Production of lead during 2016 increased 43% as compared to 2015 as the mine successfully transitioned to a silver-lead mine in 2016. No ore tonnage was processed through the Coeur mill during 2016 (2015 – 16%).

The cost of sales of $10.33/oz. equivalent silver for 2016 was lower than the cost of sales of $12.32/oz. equivalent silver for 2015. The by-product cash cost of $11.60/oz. silver for 2016 was lower than the by-product cash cost of $14.27/oz. silver for 2015, and all-in sustaining cost of $15.18/oz. silver for 2016 was lower than all-in sustaining cost of $18.92/oz. silver for 2015. Despite silver grades being approximately 18% lower during 2016, cash costs and cost of sale per equivalent silver ounce declined as direct mining costs (i.e. labour, supplies, utilities, etc.) continued to fall month-to-month on an ore tonnage basis, and the Galena Complex increased lead production by 7.4 million lbs. or 43%, in addition to ongoing capital spending reductions.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Realized silver price of $17.21/oz. for 2016 (2015 – $15.60/oz.) is comparable to the average London silver spot price of $17.14/oz. for 2016 (2015 – $15.68/oz.). The realized silver price increased by 10% from 2015 to 2016 as silver prices began to improve late in the first half of 2016. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

Guidance

The Company’s guidance for 2017 is production of 2.0 – 2.5 million silver ounces or 5.5 – 6.0 million silver equivalent ounces1 at cost of sales of $8.00 – $10.00 per ounce equivalent silver, cash costs of $4.00 – $5.00 per ounce silver and all-in sustaining costs of $9.00 – $10.00 per ounce silver.

The Nuestra Señora and El Cajón mines are expected to operate up to the end of third quarter of 2017. San Rafael is expected to begin commissioning operations during third quarter of 2017. The Galena Mill was down for repairs to mill liners and ore bins in Q1 2017, though production levels for the remainder of the year at the Galena Complex are expected to be similar to 2016. As a result, the first half of 2017 is expected to have results similar to those experienced in 2016. The Company expects this will be followed by a gradual reduction in cash costs and all-in sustaining costs with San Rafael in commercial production late in the third quarter, with significantly lower cash costs and all-in sustaining costs in the fourth quarter. Silver equivalent figures and silver cost guidance for 2017 are based on prices of $16.50 per ounce silver, $1.15 per pound zinc, $0.95 per pound lead, and $2.50 per pound copper.

Results of Operations

Analysis of the year ended December 31, 2016 vs. the year ended December 31, 2015

The Company recorded a net loss of $5.2 million for the year ended 2016 compared to net loss of $19.4 million for the year ended 2015. The improvement in net loss was primarily attributable to higher net revenue on concentrate sales ($5.4 million), lower cost of sales ($6.5 million), lower depletion and amortization ($1.1 million), lower care, maintenance and restructuring costs ($1.0 million), lower corporate general and administrative expenses ($0.7 million), and lower impairment of property, plant and equipment ($1.4 million), partially offset by higher interest and financing expense ($1.1 million), and lower income tax recovery ($0.9 million), each of which are described in more detail below.

Revenues increased by $5.4 million from $53.5 million for the year ended 2015 to $58.9 million for the year ended 2016. The increase during the year is primarily due to $5.2 million in increased revenues generated at the Galena Complex from increase in realized prices during the year and increase in lead-product sales plus $0.2 million in increased revenues generated from the Cosalá Operations from increase in realized prices offset by lower silver equivalent production as a result of the ground movement.

Cost of Sales decreased by $6.5 million from $52.6 million for the year ended 2015 to $46.1 million for the year ended 2016. The decrease is primarily due to a $4.5 million decrease in direct mining costs from the Cosalá Operations as a result of workforce reductions implemented during the year and a decrease in production of approximately 5% related to issues from the ground movement, plus a $1.9 million or 6% decrease in cost of sales from the Galena Complex reductions from reductions in labour, utilities, and repairs during the year.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Depletion and amortization decreased by $1.1 million from $8.5 million for the year ended 2015 to $7.4 million for the year ended 2016. The decrease is primarily due to the lower carrying value of mining interests and plant and equipment from the Cosalá Operations and increased proven and probable reserve estimates.

Care and maintenance costs decreased by $1.0 million from $2.0 million for the year ended 2015 to $1.0 million for the year ended 2016. The decrease is primarily due to a $1.4 million decrease in care and maintenance costs from previous suspension of the El Cajón Project in Q1 2015, offset by $0.5 million in corporate and mine restructuring costs incurred during 2016.

Corporate general and administrative expenses decreased by $0.7 million from $6.1 million for the year ended 2015 to $5.4 million for the year ended 2016. The decrease is primarily due to higher salaries, professional fees, and office and general expenses incurred during 2015 as the former U.S. Silver and Scorpio Mining corporate groups were consolidated into the Americas Silver management team.

Interest and financing expense increased by $1.1 million from $1.2 million for the year ended 2015 to $2.3 million for the year ended 2016. The increase is primarily due to interest charges, change in fair value, and accretion of deferred financing fees and costs related to the February 2016 $2.9 million credit facility and associated warrants issued and amended (total accretion charges of $1.3 million for the year).

Impairment of property, plant and equipment of $1.4 million was recognized during the year ended 2015 as a result of writing down carry amounts of property, plant and equipment to recoverable amounts from the Galena Complex. No impairment indicators were identified for the year ended 2016.

Income tax recovery decreased by $0.9 million during the year ended 2016 when compared to the year ended 2015 primarily due to increase in net deferred tax liabilities recognized on Mexican mining royalty from the Cosalá Operations.

Actuarial gain of $1.6 million was recognized in other comprehensive loss during the year ended 2016 primarily due to changes in demographic assumptions released by the Society of Actuaries during the year.  The actuarial gain is applied against post-employment benefit obligations from the Galena Complex and does not impact the Company’s net loss.

Analysis of the three months ended December 31, 2016 vs. the three months ended December 31, 2015

The Company recorded a net loss of $2.4 million for the three months ended December 31, 2016 compared to net loss of $7.3 million for the three months ended December 31, 2015. The improvement in net loss was primarily attributable to higher net revenue on concentrate sales ($3.0 million), lower cost of sales ($1.4 million), and lower impairment of property, plant and equipment ($1.4 million), partially offset by higher corporate general and administrative expenses ($0.3 million), and higher interest and financing expense ($0.3 million), each of which are described in more detail below.

Revenues increased by $3.0 million from $11.4 million for the three months ended December 31, 2015 to $14.4 million for the three months ended December 31, 2016. The increase during the period is primarily due to $1.7 million in increased revenues generated at the Cosalá Operations related to increase in realized prices during the period, plus $1.3 million in increased revenues generated at the Galena Complex from increase in realized prices during the period and increase in lead by-product sales.

Cost of Sales decreased by $1.4 million from $13.3 million for the three months ended December 31, 2015 to $11.9 million for the three months ended December 31, 2016. The decrease is primarily due to a $0.6 million decrease in direct mining costs from the Cosalá Operations as a result of workforce reductions implemented during the period, plus a $0.8 million or 10% decrease in cost of sales from the Galena Complex reductions from reductions in labour, utilities, and repairs during the period.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Corporate general and administrative expenses increased by $0.3 million from $1.3 million for the three months ended December 31, 2015 to $1.6 million for the three months ended December 31, 2016. The increase is primarily due to higher professional fees and transaction costs in relation to registration and listing on the NYSE stock exchange which became effective January 19, 2017.

Interest and financing expense increased by $0.3 million from $0.4 million for the three months ended December 31, 2015 to $0.7 million for the three months ended December 31, 2016. The increase is primarily due to change in fair value and accretion of deferred financing fees and costs related to the February 2016 $2.9 million credit facility and associated warrants issued and amended (total accretion charges of $0.5 million for the period).

Impairment of property, plant and equipment of $1.4 million was recognized during the three months ended December 31, 2015 as a result of writing down carry amounts of property, plant and equipment to recoverable amounts from the Galena Complex. No impairment indicators were identified for the three months ended December 31, 2016.

Actuarial gain of $1.6 million was recognized in other comprehensive loss during the three months ended December 31, 2016 primarily due to changes in demographic assumptions released by the Society of Actuaries during the year.  The actuarial gain is applied against post-employment benefit obligations from the Galena Complex and does not impact the Company’s net loss.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Selected Annual Financial Information

Fiscal Year Ended December 31	2016	2015	2014 [1]
Revenues ($ M)	$58.9	$53.5	$31.5
Net Loss ($ M)	(5.2)	(19.4)	(78.7)
Comprehensive Loss ($ M)	(4.7)	(23.7)	(79.1)

Net Loss per Common Share - Basic and Diluted	$(0.15)	$(0.68)	$(4.68)

Silver Produced (oz)	2,389,808	2,652,026	1,206,603
Zinc Produced (lbs)	10,488,773	11,647,962	12,625,526
Lead Produced (lbs)	29,067,673	22,905,826	6,489,087
Copper Produced (lbs)	1,058,250	2,054,896	1,197,934
Cost of Sales/Ag Eq Oz Produced ($/oz)	$9.86	$10.80	$11.55
Cash Cost/Ag Oz Produced ($/oz)2	$10.00	$12.75	$11.31
All-In Sustaining Cost/Ag Oz Produced ($/oz)2	$12.71	$17.16	$22.68

Cash ($ M)	$24.1	$1.3	$15.2
Receivables ($ M)	4.0	4.5	6.8
Inventories ($ M)	6.6	8.8	12.4

Property, Plant and Equipment ($ M)	$80.5	$80.9	$81.3

Current Assets ($ M)	$36.6	$15.8	$36.9
Current Liabilities ($ M)	16.5	10.3	15.8
Working Capital ($ M)	20.1	5.5	21.1

Total Assets ($ M)	$117.3	$96.9	$118.6
Total Liabilities ($ M)	30.1	32.0	33.2
Total Equity ($ M)	87.2	64.9	85.4

[1]	Production from Galena Complex operations included since December 23, 2014.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with December 31, 2016.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2016	2016	2016	2016	2015	2015	2015	2015
Revenues ($ M)	$14.4	$16.8	$12.8	$14.9	$11.5	$12.8	$15.3	$13.9
Net Income (Loss) ($ M)	(2.4)	1.0	(2.1)	(1.7)	(7.2)	(4.8)	(1.5)	(5.9)
Comprehensive Income (Loss) ($ M)	(1.0)	0.8	(2.5)	(2.0)	(11.5)	(4.5)	(1.6)	(6.1)

Silver Produced (oz)	564,475	596,855	556,404	672,074	599,677	682,715	661,393	708,241
Zinc Produced (lbs)	2,671,391	2,183,814	2,081,046	3,552,522	3,075,468	2,626,541	2,692,214	3,253,739
Lead Produced (lbs)	7,277,346	7,991,507	6,677,247	7,121,573	7,067,802	6,572,325	4,618,754	4,646,945
Copper Produced (lbs)	260,018	326,639	225,785	245,808	321,616	546,666	541,691	644,923
Cost of Sales/Ag Eq Oz Produced ($/oz)	$10.47	$9.49	$10.13	$9.43	$11.11	$10.76	$10.93	$10.44
Cash Cost/Ag Oz Produced ($/oz)[1]	$8.91	$10.00	$11.33	$9.80	$14.38	$12.01	$12.35	$12.46
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$11.57	$12.86	$14.57	$12.00	$18.45	$16.47	$16.70	$17.15

Current Assets (qtr. end) ($ M)	$36.6	$41.1	$38.9	$17.9	$15.8	$19.3	$23.5	$26.9
Current Liabilities (qtr. end) ($ M)	16.5	13.1	20.8	12.5	10.3	8.3	8.2	12.6
Working Capital (qtr. end) ($ M)	20.1	28.0	18.1	5.4	5.5	11.0	15.3	14.3

Total Assets (qtr. end) ($ M)	$117.3	$120.4	$119.3	$98.3	$96.9	$102.0	$105.6	$108.2
Total Liabilities (qtr. end) ($ M)	30.1	32.4	41.4	33.6	32.0	25.8	26.4	28.7
Total Equity (qtr. end) ($ M)	87.2	88.0	77.9	64.7	64.9	76.2	79.2	79.5

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Liquidity

As of December 31, 2016, the Company’s cash totalled $24.1 million, compared to $1.3 million at December 31, 2015.  Working capital increased to $20.1 million at December 31, 2016 from $5.5 million at December 31, 2015, an increase of $14.6 million.  Current liabilities as at December 31, 2016 were $16.5 million which is $6.2 million higher than at December 31, 2015 mainly due to the reclassification of long-term debt of $6.8 million as a current liability.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

The change in cash since December 31, 2015 can be summarized as follows (in millions of U.S. dollars):

Opening cash as at December 31, 2015	$1.3
Cash generated from operations	5.4
Capital expenditures	(8.0)
Care and maintenance costs	(0.4)
Restructuring costs	(0.5)
Proceeds from private placements	23.8
Proceeds from credit facilities	2.9
Proceeds from sale of investments	0.1
Proceeds from exercise of options and warrants	2.0
Payments on credit facilities	(2.3)
Decrease in receivables due to timing of shipments	0.5
Change in inventories during the year	2.2
Increase in prepaid expenses during the year	(0.6)
Decrease in payables during the year	(2.3)
Closing cash as at December 31, 2016	$24.1

Restructuring costs during the period were primarily due to the severance and restructuring related costs incurred at both corporate and mining segments, and not expected to be significant in future periods.

Effective June 30, 2015, the Company amended the terms of its existing C$8.5 million credit agreement with Royal Capital Management Corporation to extend the maturity from August 2016 to December 2017 and reschedule amortization payments to January 2017 in monthly increments of C$0.5 million, with the balance due and payable on maturity. This amendment shifts the principal repayments of C$2.5 million in 2015 and C$6.0 million in 2016 into fiscal 2017 improving the Company’s liquidity in the near term.

On August 26, 2015, the Company completed a private placement of 918,962 units at a price of C$2.16 per unit for aggregate gross proceeds of approximately C$2.0 million. Each unit consisted of one common share and one half of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of C$3.00 for a period of three years.

On November 10, 2015, the Company closed a subordinated, secured credit agreement with a certain lender for a principal amount of $1.0 million for a term of one year, at an interest rate of 12% per annum, payable on a monthly basis beginning on the sixth month following closing. Beginning on the sixth month following the date of issue, the notes issued under the credit agreement will be redeemed in monthly increments of $75,000 (including the monthly interest payments) with the balance due and payable on maturity.

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders for a principal amount of $2.9 million for a term of one year, at an interest rate of 10% per annum, payable on a quarterly basis in cash or shares at the option of the lenders with the full balance due on maturity.

On June 9, 2016 and June 14, 2016, the Company completed private placements of 5,555,555 units and 3,210,416 subscription receipts, respectively, at a price of C$3.60 per unit and per subscription receipt for aggregate gross proceeds of approximately C$31.6 million. On July 20, 2016, the Company received the necessary approvals and completed the exchange of 3,210,416 subscription receipts for units. Each unit from the private placements consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of C$4.68 for a period of five years.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

The Company repaid $0.7 million and $1.3 million in principal portions of outstanding credit facilities on September 26, 2016 and October 3, 2016, respectively, with proceeds raised by the private placements above. Subsequent to the year-end, the Company repaid an additional $1.6 million of outstanding credit facilities at maturity.

In January of 2017, the Company entered into a low interest rate $15 million concentrate pre-payment facility with Glencore to fund a portion of the development costs for San Rafael. Under the terms of the pre-payment facility, Glencore will provide the Company with a four-year facility of up to $15 million to be used for the development of San Rafael and commercial production of its concentrates. The facility is secured by a promissory note in the amount of up to $15 million issued by the Company, guarantee in favour of Glencore, and limited asset level security on San Rafael. The pre-payment facility was drawn in full late March 2017. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from San Rafael. Glencore will pay for the concentrates at prevailing market prices for silver, lead and zinc, less treatment and refining charges.

In March of 2017, the Company entered into an option acquisition agreement with Santacruz to acquire an existing option with Hochschild for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option of $5 million plus initial option payment of $2 million was paid with cash on hand by the Company in March while the final option payment of $8 million is payable to Hochschild on or before December 15, 2017.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels. Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sales of non-core assets, private equity financing, and the issuance of equity. As previously stated, the Company entered into a financing arrangement to maintain corporate flexibility during the development of San Rafael. The Company believes that it has sufficient cash flow to fund its 2017 operations and development and exploration plans while meeting production targets at current commodity price levels. In the longer term, as the Cosalá Operations and Galena Complex are optimized and if the outlook for silver prices remains positive, the Company believes that cash flows will be sufficient to fund ongoing operations.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, long-term investments, trade and other payables, credit facilities, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers (See note 11 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2016). Although both pension plans are under-funded due to actuarial losses incurred from market conditions, the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $0.8 million per year for each of the next 5 years.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Capital Resources

The Company’s cash flow is dependent on delivery of its concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from smelters in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $8.0 million in 2016 and $10.4 million for the same period of 2015, of which $6.2 million was spent towards drilling and underground development costs while $1.8 million was spent on purchase of property, plant and equipment. All of these projects are dependent upon the Company maintaining a strong capital position.

The following table sets out the Company’s contractual obligations as of December 31, 2016:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$8,727	$8,727	$-	$-	$-
Credit facilities	7,931	7,931	-	-	-
Interest on credit facilities	545	545	-	-	-
Leases	1,763	352	621	499	291
Other long-term liabilities	882	-	108	-	774
Total	$19,848	$17,555	$729	$499	$1,065

1 - All leases can be cancelled upon proper notice periods by the Company.

2 - Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the year ended December 31, 2016.

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the financial statements and in the other publicly filed documentation regarding the Company available at www.sedar.com, the reader should carefully consider the following information. Any of these risk elements could have material adverse effects on the business of the Company. See “Note 19 – Financial Risk Management” of the Company’s audited consolidated financial statements for the year ended December 31, 2016.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Risks Associated with Market Fluctuations in Commodity Prices

The majority of the Company’s revenue is derived from the sale of silver, zinc, lead and copper contained in concentrates. Fluctuations in the prices of these commodities represent one of the most significant factors affecting the Company’s results of operations and profitability. If the Company experiences low silver, zinc, lead and copper prices, it may result in decreased revenues and decreased net income, or losses, and may negatively affect the Company’s business.

The market price for silver, zinc, lead and copper continues to be volatile and is influenced by a number of factors, including, among others, levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments, improved mining and production methods, speculative trading activities, inventory carrying costs, availability and costs of metal substitutes, international economic and political conditions, interest rates and the relative exchange rate of the US dollar with other major currencies.  The aggregate effect of such factors (all of which are beyond the control of the Company) is impossible to predict with any degree of accuracy, and as such, the Company can provide no assurances that it can effectively manage such factors. In addition, the price of silver, for example, has on occasion been subject to very rapid short-term changes due to speculative activities. Fluctuations in silver and other commodity prices may materially adversely affect the Company’s financial performance or results of operations. The world market price of commodities has fluctuated during the last several years. Declining market prices for silver and other metals could have a material adverse effect on the Company’s results of operations and profitability. If the market price of silver and other commodities falls significantly from its current levels, the operation of the Company’s properties may be rendered uneconomic and such operation and exploitation may be suspended or delayed.

In particular, if the price of silver is depressed for a sustained period and net losses accumulate, the Company may be forced to suspend some or all of its mining until the price increases, and record asset impairment write-downs. Any lost revenues, continued or increased net losses, or asset impairment write-downs would adversely affect the Company’s results of operations.

The Corporation is dependent on the success of the Galena Complex and the San Felipe Project at its Cosalá Operations which are both exposed to Operational Risks

The principal mineral projects of the Company are the Galena Complex and the San Felipe Project at its Cosalá Operations. The Company is primarily dependent upon the success of these properties as sources of future revenue and profits. The development of mining operations at San Felipe will require the commitment of resources for operating expenses and capital expenditures, which may increase in subsequently as needed, and for consultants, personnel and equipment associated with advancing exploration, development and commercial production. The amounts and timing of expenditures will depend on, among other things, the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations and other factors, many of which are beyond the Company’s control.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Substantial risks are associated with mining and milling operations. The Company’s commercial operations are subject to all the usual hazards and risks normally encountered in the exploration, development and production of silver, zinc, lead and copper, including, among other things: unusual and unexpected geologic formations, inclement weather conditions, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, catastrophic damage to property or loss of life, labour disruptions, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and legal liability. The Company will take appropriate precautions as are applicable to similar mining operations and in accordance with general industry standards to help mitigate such risks. However, the Company can provide no assurances that its precautions will actually succeed in mitigating, or even reducing the scope of potential exposure to, such operational risks.

Substantial efforts and compliance with regulatory requirements are required to establish mineral reserves through drilling and analysis, to develop metallurgical processes to extract metal and, in the case of development properties, to develop and construct the mining and processing facilities and infrastructure at any site chosen for mining. Shareholders cannot be assured that any reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

There can be no certainty that the Company’s exploration, development and production activities will be commercially successful.

Mineral Reserves and Resources, Development and Production

The estimation of ore reserves is imprecise and depends upon a number of subjective factors. Estimated ore reserves or production guidance may not be realized in actual production. The Company’s operating results may be negatively affected by inaccurate estimates.  Reserve estimates are a function of geological and engineering analyses that require the Company to make assumptions about production costs and the market price of silver and other metals. Reserve estimation is based on available data, which may be incomplete, and subject to engineering and geological interpretation, judgment and experience. Market price fluctuations of metals, as well as increased production costs or reduced recovery rates may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for orderly development of the ore bodies and the processing of new or different ore grades may cause a mining operation to be unprofitable in any particular accounting period. Should the Company encounter mineralization or geologic formations at any of its mines different from those predicted adjustments of reserve estimates might occur, which could alter mining plans.  Either of these alternatives may adversely affect the Company’s actual production and operating results.

The mineral reserve and resource estimates contained or incorporated are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified reserve or resource will qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models and historical performance of its processing plant to project estimated ultimate recoveries by ore type at optimal grind sizes. Actual recoveries in a commercial mining operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations and there can be no assurance that historical performance of the process plant will continue in the future. Material changes, inaccuracies or reductions in proven and probable reserves or resource estimates, grades, waste-to-ore ratios or recovery rates could have a materially adverse impact on the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

The Company has engaged internal and expert independent technical consultants to advise it on, among other things, mineral resources and reserves, metallurgy and project engineering. The Company believes that these experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. If, however, the work conducted by, and the mineral resource and reserve estimates of these experts are ultimately found to be incorrect or inadequate in any material respect, such events could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

The Company’s ability to sustain or increase present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated. Mineral exploration, particularly for silver, involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities and infrastructure at any site chosen for mining. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of positive feasibility studies, issuance of necessary permits and receipt of adequate financing, which may be difficult to obtain on terms reasonably acceptable to the Company.

The Company’s future silver, zinc, lead and copper production may decline as a result of an exhaustion of reserves and possible closure of work areas. It is the Company’s business strategy to conduct silver exploratory activities at the Company’s existing mining operations as well as at new exploratory projects, and to acquire silver mining properties and businesses or reserves that possess mineable ore reserves and are expected to become operational in the near future. However, the Company can provide no assurance that its future silver production will not decline. Accordingly, the Company’s revenues from the sale of silver may decline, which may have a material adverse effect on its results of operations.

Global Financial and Economic Conditions

The continuation or re-emergence of a global financial crisis or recession or reduced economic activity in the United States, China, India and other industrialized or developing countries, or disruption of key sectors of the economy such as oil and gas, may have a significant effect on our results of operations or limit our ability to raise capital through credit and equity markets. The prices of the metals that we produce are affected by a number of factors, and it is unknown how these factors may be impacted by a global financial event or developments impacting major industrial or developing countries.  Additionally, global economic conditions may cause a long-term decrease in asset values. If such global volatility and market uncertainty were to continue, the Company’s operations and financial condition could be adversely impacted.

Government Regulation and Environmental Compliance

The Company is subject to significant governmental regulations, and costs and delays related to such regulations may have a material adverse effect on the Company’s business.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

The Company’s mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labour standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to the Company’s business. The costs associated with compliance with such laws and regulations could be substantial. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in the Company’s operations. Although the Company believes it is in substantial compliance with applicable laws and regulations, the Company can give no assurance that any such law, regulation, enforcement or private claim will not have a material adverse effect on the Company’s business, financial condition or results of operations.

In the United States, some of the Company’s mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (the “EPA”) regulations governing hazardous waste under the Resource Conservation and Recovery Act (the “RCRA”).  If the EPA designates these wastes as hazardous under the RCRA, the Company would be required to expend additional amounts on the handling of such wastes and to make significant expenditures to construct hazardous waste disposal facilities.  In addition, if any of these wastes causes contamination in or damage to the environment at a mining facility, such facility may be designated as a “Superfund” site under the Comprehensive Environmental Response, Compensation and Liability Act (the “CERCLA”).  Under the CERCLA, any owner or operator of a Superfund site since the time of its contamination may be held liable and may be forced to undertake extensive remedial clean-up action or to pay for the government’s clean-up efforts. Additional regulations or requirements are also imposed upon the Company’s tailings and waste disposal areas in Idaho under the federal Clean Water Act (the “CWA”).  Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Idaho.  Compliance with the CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on the Company’s operations.

In the context of environmental permits, including the approval of reclamation plans, the Company must comply with standards and regulations, which entail significant costs and can entail significant delays. Such costs and delays could have an adverse impact on the Company’s operations.

The Company’s mining operations are subject to regulations promulgated by government agencies from time to time.  Specifically, the Company’s activities at the Galena Complex are subject to regulation by the U.S. Department of Labor’s Mine Safety Health Administration and related regulations under applicable legislation and the Company’s activities at the Cosalá Operations projects are subject to regulation by SEMARNAT (defined below), the environmental protection agency of Mexico.  Such regulations can result in citations and orders which can entail significant costs or production interruptions and have an adverse impact on the Company’s operations and profitability. SEMARNAT regulations require that an environmental impact statement, known in Mexico as a MIA, be prepared by a third-party contractor for submittal to SEMARNAT.  Studies required to support the MIA include a detailed analysis of the following areas:  soil, water, vegetarian, wildlife, cultural resources and socio-economic impacts.  The Company must also provide proof of local community support for a project to gain final approval of the MIA.

In the ordinary course of business, the Company is required to obtain or renew governmental permits for the operation and expansion of existing mining operations or for the development, construction and commencement of new mining operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions, which often involves public hearings and costly undertakings. The duration and success of the Company’s efforts to obtain or renew permits are contingent upon many variables not within our control including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from the property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could have a material adverse effect on the Company’s operations and profitability.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Mining Property and Title Risks

Third parties may dispute the Company’s mining claims, which could result in losses affecting the Company’s business. The validity of unpatented mining claims, which constitute a significant portion of the Company’s property holdings in Idaho, is often uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to undeveloped properties, the Company, in accordance with mining industry practice, does not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of the Company’s mining claims could result in litigation, insurance claims, and potential losses affecting the Company’s business.

The validity of mining or exploration titles or claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims, will not be challenged or impugned by third parties. The Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

Surface Rights and Access

The Company has reached various agreements for surface access and rights with certain local groups, including, Ejidos for mining exploitation activities, including open pit mining, in the project area of Cosalá Norte. In addition, the Company currently has formal agreements for surface access with all Ejidos on whose land its exploration activities are being performed. These agreements are valid for several years and are regularly reviewed in terms of the appropriate level of compensation for the level of work being carried out. The Nuestra Señora process facility is located on land previously purchased by the Company and is not exposed to disruptions by third party ownership claims.

For future activities, the Company will need to negotiate with Ejido and non-Ejido members, as a group and individually, to reach agreements for additional access and surface rights. Negotiations with Ejidos can become time-consuming if demands for compensation become unreasonable. There can be no guarantee that the Company will be able to negotiate satisfactory agreements with any such existing members for such access and surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.

Labour Relations, Employee Recruitment, Retention and Pension Funding

The Company may experience labour disputes, work stoppages or other disruptions in production that could adversely affect its operations.  The Company is dependent on its workforce at its material producing properties and mill. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at the site. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, competing labour unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business. Many of the Company’s employees at its operations are represented by a labour union under a collective labour agreement. The Company may not be able to satisfactorily renegotiate the collective labour agreement when it expires. In addition, the existing labour agreement may not prevent a strike or work stoppage at our facilities in the future, and any such work stoppage could have a material adverse effect on the Company's earnings.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

The Company also hires some of its employees or consultants in Mexico to assist it in conducting its operations in accordance with Mexican laws. The Company also purchases certain supplies and retains the services of various companies in Mexico to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico. Recruiting and retaining qualified personnel is critical to the Company’s success.  The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense.  As the Company’s business activity grows, the Company will require additional key executive, financial, operational, administrative and mining personnel.  Although the Company believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on the Company’s results of operations and profitability.  The Company strongly depends on the business and technical expertise of its small group of management and key personnel. There is little possibility that this dependence will decrease in the near term.  Key man life insurance is not in place on management and key personnel. If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

The declines in the equity markets over the last several years and other financial impacts have affected the Company’s costs and liquidity through increased requirements to fund the Company’s defined benefit pension plans for its employees. There can be no assurance that financial markets will sufficiently recover in the future with the effect of causing a corresponding reduction in the Company’s future pension funding requirements. Furthermore, there can be no assurance that unforeseen changes in pensioner longevity, government regulation or other financial market uncertainties will not cause pension funding requirements to differ from the requirements projected by professional actuaries. The Company intends to continue to fund its pension plan for hourly and salary employees of the Company pursuant to all relevant regulatory requirements.

Some of the Company’s Material Properties are Located in Mexico and are Subject to Changes in Political and Economic Conditions and Regulations in that Country

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Company’s operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by the Mexican Department of Economy – Dirección General de Minas, Mexico’s Secretary of Environment and Natural Resources (“SEMARNAT”); the Mexican Mining Law; and the regulations of the Comisión Nacional del Aqua with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or maintenance of its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. Mexico’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.  The Mexican Government is conducting a highly publicized crack down on the drug cartels, resulting in a loss of lives. The operation has been unaffected by the conflict and is unlikely to be in the future. However, if the government’s actions lead to civil unrest, the situation could change.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on its Cosalá District properties, or in any other projects that the Company becomes involved with. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Substantially all of the Company's Assets are Located Outside of Canada, and Impact on Enforcement of Civil Liabilities

It may be difficult or impossible to enforce judgements obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the portion of the Company's management and assets located outside of Canada.

The Company is Subject to Currency Fluctuations that may Adversely Affect the Financial Position of the Company

One of the Company’s primary operations is located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. The Company maintains its principal office and raises its equity financings in Canada, maintains cash accounts in both U.S. dollars and Canadian dollars and has monetary assets and liabilities in Canadian dollars and Mexican pesos. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company. The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

Financing Risks

Should financing be sought in the future, there can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects and the possible loss of such properties. The Company has a limited history of earnings, has never paid a dividend, and does not anticipate paying dividends in the near future.

Risk Associated with Outstanding Debt

The Company’s ability to make scheduled payments of interest and principal on its outstanding indebtedness or refinance its debt obligations depends on its financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control.  There can be no assurance that the Company will generate sufficient cash flow from operating activities to make its scheduled repayments of principal, interest, and any applicable premiums.

The Company may be forced to pursue strategic alternatives such as reduce or delay capital expenditures, sell assets or operations, see additional capital or restructure or refinance its indebtedness. No assurances can be made that the Company would be able to take any of these actions, that these actions would be successful, or that these actions would be permitted under the terms of existing or future debt agreements.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

If the Company cannot make scheduled payments on its debt, or comply with its covenants, it will be in default of such indebtedness and, as a result (i) holders of such debt could declare all outstanding principal and interest to be due and payable, (ii) the lenders under the credit facilities could terminate their commitments to lend the Company money, and (iii) the holders of the Company’s secured debt could realize upon the security to the borrowings.

The Company may engage in hedging activities

From time to time, the Company may use certain derivative products to hedge or manage the risks associated with changes in the of prices zinc, lead, copper and the Mexican Peso. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Corporation has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by the Company designed to reduce the risk associated with changes price will be successful. Although hedging may protect the Company from an adverse price change, it may also prevent the Company from benefiting fully from a positive price change.

The Company may Require Significant Capital Expenditures

Substantial expenditures will be required to maintain, develop and to continue with exploration at the Company properties. In order to explore and develop these projects and properties, the Company may be required to expend significant amounts for, among other things, geological, geochemical and geophysical analysis, drilling, assaying, and, if warranted, mining and infrastructure feasibility studies.

The Company may not benefit from any of these investments if it is unable to identify commercially exploitable mineralized material. If successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract recoverable metal from those reserves.

The ability of the Company to achieve sufficient cash flows from internal sources and obtain necessary funding depends upon a number of factors, including the state of the worldwide economy and the price of silver, zinc, lead and copper. The Company may not be successful in achieving sufficient cash flows from internal sources and obtaining the required financing for these or other purposes on terms that are favourable to it or at all, in which case its ability to continue operating may be adversely affected. Failure to achieve sufficient cash flows and obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development.

Risks Associated with the Company’s Business Objectives

 The Company’s strategy to create shareholder value through the acquisition, exploration, advancement and development of its mineral properties will be subject to substantive risk. While the Company may seek to acquire additional mineral properties that are consistent with its business objectives, there can be no assurance that the Company will be able to identify suitable additional mineral properties or, if it does identify suitable properties, that it will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to the Company or at all. Any partnership or joint venture agreements with respect to mineral properties that the Company enters into will be subject to the typical risks associated with such agreements, including disagreement on how to develop, operate or finance a property and contractual and legal remedies of the Company’s partners in the event of such disagreement.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Competition

Competition in the mining sector is intense. Mines have limited lives and as a result, the Company may in the future seek to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely affect the Company’s ability to acquire and develop suitable silver mines, gold mines, silver developmental projects, gold developmental projects, silver producing companies, gold producing companies or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration plans will yield new mineral reserves to replace or expand current mineral reserves.

Concentrate Sales Risks

The Company currently sells its concentrates under offtake contracts with a limited number of counterparties. Based on past practice, and the quality of its concentrates, the Company expects to be able to renew these contracts or find alternative purchasers for its concentrates, however there can be no assurance that the existing contracts will be renewed or replaced on reasonable terms.

The Company frequently sells its concentrates on the basis of receiving a sales advance when the concentrates are delivered, with the advance based on market prices of metals at the time of the advance. Final settlement of the sale is then made later, based on prevailing metals prices at that time. In an environment of volatile metal prices, this can lead to negative cash adjustments, with amounts owing to the purchaser, and such amounts could potentially be substantial. In volatile metal markets, the Company may elect to fix the price of a concentrate sale at the time of initial delivery.

Certain Risks Related to the Ownership of the Company’s Common Shares

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, including mineral resource and mining companies and particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual severe fluctuations in price will not occur.

The Company’s Common Shares are currently listed on the TSX and the NYSE MKT. There can be no assurance that an active market for the Common Shares will be sustained.

Additionally, the exercise of stock options and warrants already issued by the Company and the issuance of additional equity securities in the future could result in dilution in the equity interests of holders of Common Shares.

Absolute Assurance on Financial Statements

The Company prepares its financial statements in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial statements, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes that its financial reports and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in that regard.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Conflicts of Interest

Certain of the Company’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with the Company’s interests. Situations may arise in connection with potential investments where the other interests of the Company’s directors conflict with its interests. As such, conflicts of interest may arise that may influence these persons in evaluating possible acquisitions or in generally acting on the Company’s behalf, as they may pursue opportunities that would then be unavailable to the Company. In the event that the Company’s directors are subject to conflicts of interest, there may be a material adverse effect on its business.

Uninsured or Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Common Shares.

As of the date of this MD&A, the Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

Tax Considerations

Corporate profits in Mexico are taxed only by the Federal Government. Previously, there were two federal taxes in Mexico that applied to the Company’s operations in Mexico: corporate income tax and a Flat Rate Business Tax (“IETU”). Mexican corporate income tax was calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions as applicable at a corporate income tax rate in Mexico of 30%. The IETU was a cash-based minimum tax that applies in addition to the corporate income tax. The tax was applicable to the taxpayer’s net income from the (i) sale of goods; (ii) performance of independent services; and (iii) lease of goods at the rate of 16.5% during 2008, 17% during 2009, 17.5% during 2010, 2011 and 2013.

In late 2013, a new income Tax Law was enacted in Mexico (“Mexican Tax Reform”) which became effective January 1, 2014. Key provisions of the Mexican Tax Reform that may affect the Company consist of:

•
New 7.5% mining royalty. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues (except interest and inflationary adjustments), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses for the year;

•	New environmental duty of 0.5% of gross income arising from the sale of gold and silver;
•	Corporate income tax rate to remain at 30%, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015;
•	Elimination of the IETU;

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

•	Elimination of the option for depreciation of capital assets on an accelerated basis;
•
Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight-line basis over 10 years; and

•
Reduction of deductibility for various employee fringe benefits; and imposes a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico-Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

The Company has reviewed the 2014 Tax Reform and is challenging the constitutionality of the 7.5% mining royalty, the 0.5% environmental duty, and other aspects of the Reform. The Company currently believes it is in compliance with the new legislation and there is no guarantee it will be successful in its challenges against the Mexican Government.

The Company believes that, pursuant to Section 7874 of the United States Internal Revenue Code of 1986, even though U.S. Silver is organized as an Ontario corporation, U.S. Silver will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.  As a result, U.S. Silver will be subject to U.S. federal income tax in the same manner as a corporation organized in the U.S.  The Company believes that U.S. Silver likely is a United States real property holding corporation, or "USRPHC", as defined for United States federal income tax purposes.  If U.S. Silver were classified as a USRPHC, any gain recognized by the Company from the sale or other disposition, including a redemption, of U.S. Silver common shares would be subject to U.S. federal income taxation and the Company would be required to file a United States federal income tax return.  In such circumstances, the purchaser of such common shares would be required to withhold from the purchase price paid to the Company an amount equal to 15% of the purchase price and remit such amount to the U.S. Internal Revenue Service.  In addition, since, as noted above, U.S. Silver is classified as a U.S. domestic corporation, the gross amount of dividends paid by U.S. Silver to the Company will be subject to U.S. withholding tax at the current rate of 5% under the Canada-United States Convention with Respect to Taxes on Income and on Capital.  The Company will only be eligible for foreign tax credits under the Canadian Income Tax Act to the extent it has qualifying income from a source in the U.S. in the year any U.S. tax or withholding tax is paid by or on behalf of the Company in respect of a gain on the sale or other disposition of the U.S. Silver common shares or a dividend paid on such shares.  Any gain recognized by the Company from the sale or other disposition, including a redemption, of the common shares of U.S. Silver and dividends received on such shares by the Company will likely not be treated as income sourced in the United States for Canadian income tax  purposes.

Our information technology systems may be vulnerable to disruption which could place our systems at risk from data loss, operational failure, or compromise of confidential information

We rely on various information technology systems, and on third party developers and contractors, in connection with operations, including production, equipment operation and financial support systems. While we regularly obtain and develop solutions to monitor the security of our systems, they remain vulnerable to disruption, damage or failure from a variety of sources, including errors by employees or contractors, computer viruses, cyber-attacks including phishing, ransomware, and similar malware, misappropriation of data by outside parties, and various other threats. Techniques used to obtain unauthorized access to or sabotage our systems are under continuous and rapid evolution, and we may be unable to detect efforts to disrupt our data and systems in advance. Breaches and unauthorized access carry   the potential to cause losses of production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in financial losses and regulatory or legal exposure, and could have a material adverse effect on our cash flows, financial condition or results of operations.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Significant Accounting Policies and Estimates

Accounting standards issued but not yet applied

Management is evaluating the impact the adoption of the following new and revised standards and amendments will have on the consolidated financial statements of the Company.

(i)            Financial instruments

IFRS 9 - Financial Instruments - The standard was issued in its final version by the IASB in July 2014 bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial instruments: recognition and measurement” (“IAS 39”). The standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is assessing the impact of this standard.

(ii)            Revenue from contracts with customers

IFRS 15 - Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued in May 2014 and is effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. The standard covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard.

(iii)            Leases

IFRS 16 - Leases - The standard on leases was issued in January 2016 and is effective for annual reporting periods beginning on or after January 1, 2019 for public entities with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The standard requires lessees to recognize assets and liabilities for most leases. The Company is assessing the impact of this standard, along with timing of adoption of IFRS 16.

Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i)            Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore bodies requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion and amortization, impairment assessments and the timing of decommissioning provisions.

(ii)            Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

Significant judgment is involved in the determination of useful life and residual values for the computation of depletion and amortization. No assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(iii)            Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management’s best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

(iv)            Share-based payments

The amount expensed for share-based compensation is based on the application of a recognized option valuation formula, which is  highly dependent on, amongst other things, the expected volatility of  the Company’s registered shares, estimated forfeitures, and the expected life of the options. The Company uses an expected volatility rate for its shares based on past stock trading data, adjusted for future expectations, and actual volatility may be significantly different.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

(v)            Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

These differences result in deferred tax assets and liabilities that are included in the Company’s consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

(vi)            Impairment of mining interests

Mining interests are reviewed and evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.  Common indicators of impairment in the mining industry include:

•	a significant deterioration in expected future commodity prices;
•	a significant adverse movement in foreign exchange rates;
•	a significant increase in production costs;
•	a large cost overrun during the development and construction of a new mine;
•	a significant increase in the expected cost of dismantling assets and restoring the site;
•	a significant reduction in the mineral content of ore reserves/resources;
•	serious mine accidents;
•	a significant increase in market interest rates; and
•	adverse changes in government regulations and environmental law, including a significant increase in the taxes payable by the mine.

The recovery of amounts recorded for mining interests depends on the Company’s interpretation of its interest in the underlying mineral claims based on existing regulations, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. Management relies on the life-of-mine plans and comparable market valuations in its assessments of economic recoverability and probability of future economic benefit.

(vii)            Purchase price allocation

Business combinations require judgment and estimates to be made at the date of acquisition in relation to identifying the acquirer, determining assets and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.

(viii)            Going concern

The assessment of material uncertainties related to events and circumstances that may cast significant doubt on the Company’s ability to continue as a going concern involves significant judgment. In making this assessment, management considers all relevant information, including the company's liquidity risk and management's future plans. Management has determined that there are no material uncertainties that may cast significant doubt on the Company’s ability to continue as a going concern for at least the next twelve months.

Financial Instruments

At December 31, 2016, the Company had settled all outstanding foreign exchange derivatives previously put in place in fiscal 2014, resulting in a net realized loss of $0.1 million in fiscal 2015 on these contracts.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Capital Structure

The Company is authorized to issue an unlimited number of common shares, where each common share provides the holder with one vote. As at December 31, 2016, there were 39,540,384 common shares issued and outstanding.

As at March 30, 2017, there were 39,768,778 common shares of the Company issued and outstanding and 2,487,075 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 6,854,175.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at December 31, 2016, the Company’s CEO and CFO have certified that the DC&P are effective and that during the year ended December 31, 2016 the Company did not make any material changes in the ICFR during the last quarter that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, exploration spending and mine general administrative costs.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Reconciliation of Consolidated Cash Cost per Ounce

	2016	2015
Cost of sales ('000)	$46,167	$52,574
Less non-cash costs ('000)[1]	(1,707)	(3,017)
Direct mining costs ('000)	$44,460	$49,557
Smelting, refining and royalty expenses ('000)	13,472	14,779
Less by-product credits ('000)	(34,045)	(30,522)
Total cash costs ('000)	$23,887	$33,814
Divided by silver produced (oz)	2,389,808	2,652,026
Silver cash costs ($/oz)	$10.00	$12.75

Reconciliation of Cosalá Operations Cash Cost per Ounce

	2016	2015
Cost of sales ('000)	$17,701	$22,212
Less non-cash costs ('000)[1]	(1,649)	(2,031)
Direct mining costs ('000)	$16,052	$20,181
Smelting, refining and royalty expenses ('000)	5,502	8,817
Less by-product credits ('000)	(13,712)	(16,442)
Total cash costs ('000)	$7,842	$12,556
Divided by silver produced (oz)	1,006,119	1,162,290
Silver cash costs ($/oz)	$7.79	$10.80

Reconciliation of Galena Complex Cash Cost per Ounce

	2016	2015
Cost of sales ('000)	$28,466	$30,362
Less non-cash costs ('000)[1]	(58)	(986)
Direct mining costs ('000)	$28,408	$29,376
Smelting, refining and royalty expenses ('000)	7,970	5,962
Less by-product credits ('000)	(20,333)	(14,080)
Total cash costs ('000)	$16,045	$21,258
Divided by silver produced (oz)	1,383,689	1,489,736
Silver cash costs ($/oz)	$11.60	$14.27

1      Non-cash costs consist of non-cash related charges to cost of sales including inventory movements and write-downs to net realizable value of concentrates, spare parts and supplies, and ore stockpile.

Americas Silver Corporation
Management’s Discussion & Analysis
For the year ended December 31, 2016

Reconciliation of Consolidated All-In Sustaining Cost per Ounce

	2016	2015
Total cash costs ('000)	$23,887	$33,814
Capital expenditures ('000)	4,870	10,350
Exploration costs ('000)	1,616	1,335
Total all-in sustaining costs ('000)	$30,373	$45,499
Divided by silver produced (oz)	2,389,808	2,652,026
Silver all-in sustaining costs ($/oz)	$12.71	$17.16

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce

	2016	2015
Total cash costs ('000)	$7,842	$12,556
Capital expenditures ('000)	831	4,170
Exploration costs ('000)	690	581
Total all-in sustaining costs ('000)	$9,363	$17,307
Divided by silver produced (oz)	1,006,119	1,162,290
Silver all-in sustaining costs ($/oz)	$9.31	$14.89

Reconciliation of Galena Complex All-In Sustaining Cost per Ounce

	2016	2015
Total cash costs ('000)	$16,045	$21,258
Capital expenditures ('000)	4,039	6,180
Exploration costs ('000)	926	754
Total all-in sustaining costs ('000)	$21,010	$28,192
Divided by silver produced (oz)	1,383,689	1,489,736
Silver all-in sustaining costs ($/oz)	$15.18	$18.92